Filing pursuant to Registration Statement number 333-138931

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-1

☐	STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☑	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(formerly BANKERS TRUST COMPANY)
(Exact name of trustee as specified in its charter)

NEW YORK (Jurisdiction of Incorporation or organization if not a U.S. national bank)	13-4941247 (I.R.S. Employer Identification no.)

60 WALL STREET NEW YORK, NEW YORK (Address of principal executive offices)	10005 (Zip Code)
Deutsche Bank Trust Company Americas
Attention: Lynne Malina
Legal Department
60 Wall Street, 37th Floor
New York, New York 10005
(212) 250-0677
(Name, address and telephone number of agent for service)

NISSAN AUTO RECEIVABLES 2008-B OWNER TRUST
(Exact name of obligor as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	51-6597337 (IRS Employer Identification No.)
C/O WILMINGTON TRUST
COMPANY
1100 NORTH MARKET STREET
WILMINGTON, DE 19890
Copies To:
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801
Attention: Glenn Kenton
(302) 651-7727
ASSET BACKED NOTES OF NISSAN AUTO RECEIVABLES 2008-B OWNER
TRUST(Title of the Indenture securities)

Item 1. General Information.
Item 2. Affiliations With Obligor.
Item 3.-15. Not Applicable
Item 16. List of Exhibits.
SIGNATURE
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.7

Item 1. General Information.
          Furnish the following information as to the trustee.
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Federal Reserve Bank (2nd District)	New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
New York State Banking Department	Albany, NY
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
Item 2. Affiliations With Obligor.
          If the obligor is an affiliate of the Trustee, describe each such affiliation.
          None.
Item 3.-15. Not Applicable
Item 16. List of Exhibits.
Exhibit 1 —	Restated Organization Certificate of Bankers Trust Company dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated September 25, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated December 16, 1998, and Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated February 27, 2002, copies attached.

Exhibit 2 —	Certificate of Authority to commence business — copy attached.

Exhibit 3 —	Authorization of the Trustee to exercise corporate trust powers — copy attached.

Exhibit 4 —	Existing By-Laws of Deutsche Bank Trust Company Americas, as amended on April 15, 2002. Copy attached.

Exhibit 5 —	Not applicable.

Exhibit 6 —	In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Exhibit 7 —	The latest report of condition of Deutsche Bank Trust Company Americas dated as of December 31, 2007. Copy attached.

Exhibit 8 —	Not Applicable.

Exhibit 9 —	Not Applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Deutsche Bank Trust Company Americas, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on this 23rd day of May, 2008.

DEUTSCHE BANK TRUST COMPANY AMERICAS
By:	/s/ Eileen Hughes
Eileen Hughes
Vice President